NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW

101 Constitution Avenue, NW | Suite 900 Washington, DC 20001 T 202.689.2800 F 202.689.2860 nelsonmullins.com

May 12, 2021

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Thomas Jones

Erin Purnell

Re:	Thunder Bridge II Surviving Pubco, Inc.

Amendment No. 2 to Registration Statement on Form S-4

Filed May 4, 2021

File No. 333-252374

Dear Mr. Jones and Ms. Purnell:

On behalf of Thunder Bridge II Surviving Pubco, Inc. (the “Company”), we are hereby responding to the letter dated May 11, 2021 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission, regarding the Company’s Amendment No. 2 to Registration Statement on Form S-4 filed on May 4, 2021 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is publicly filing its Amendment No. 3 to the Registration Statement on Form S-4 (the “Amended Registration Statement”) with the Commission today.

For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by the Company’s response.

Amendment No. 2 to Registration Statement on Form S-4 filed May 4, 2021

Cover Page

1.	It appears that you have set the record date for a day in April of 2021. Please fill in the record date and all related information.

Response:

The Company has revised the disclosure throughout the Amended Registration Statement to reflect a May 10, 2021 record date.

California | Colorado | District of Columbia | Florida | Georgia | Maryland | Massachusetts | New York

North Carolina | South Carolina | Tennessee | West Virginia

May 12, 2021

Financial Statements

Statements of Cash Flows, page F-6

2.	Please label your amounts presented as "Restated".

Response:

The Company has revised page F-6 as requested.

Note 7 - Warrant Liability (Restated), page F-14

3.	Please revise your disclosure on page F-15 to clarify that the fair value of your warrants at December 31, 2020 was $97,181,794 instead of $97,1891,794.

Response:

The Company has revised its disclosure on page F-15 as requested.

Note 10 - Restatement of Previously Issued Financial Statements, page F-23

4.	Please review the amounts presented in this footnote and ensure that the restated amounts agree to the amounts presented on the face of the financial statements and correct typographical errors. For example:

●	You disclose on pages F-5 and F-24 that additional paid in capital as of December 31, 2020 and 2019 was zero; however, additional paid in capital, per page F-3, was $81,045,344 and $1,378,837 as of December 31, 2020 and 2019, respectively; and

●	You currently disclose on page F-24 that net loss for the year ended December 31, 2020 was "$73,292,930)." Please correct the parenthetical omission to present your net loss as $(73,292,930).

Response:

The Company has revised its disclosure on pages F-3 and F-24 as requested, to ensure that the restated amounts agree to the amounts presented on the face of the financial statements and correct typographical errors.

* * * * *

May 12, 2021

Please direct any questions or further communications relating to the above to the undersigned at (202) 689-2806 or E. Peter Strand at (202) 689-2983. Thank you for your attention to this matter.

Very truly yours,

/s/ Jonathan H. Talcott

Jonathan H. Talcott

cc:	Thunder Bridge II Surviving Pubco, Inc.

Gary A. Simanson